UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                          Commission File No. 000-33099


(CHECK ONE):  [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-QSB
              [ ] Form N-SAR  [ ] Form N-CSR

                  For Period Ended:   March 31, 2004
                                    -----------------

                  [ ]   Transition Report on Form 10-K and Form 10-KSB
                  [ ]   Transition Report on Form 20-F
                  [ ]   Transition Report on Form 11-K
                  [ ]   Transition Report on Form 10-Q and Form 10-QSB
                  [ ]   Transition Report on Form N-SAR
                  For the Transition Period Ended:         N/A
                                                   --------------------

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contain herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant             STELLAR TECHNOLOGIES, INC.
                        --------------------------------------------------------

Former Name if Applicable
                          ------------------------------------------------------

Address of Principal Executive Office (Street and Number)

                        5633 Strand Boulevard, Suite 318
--------------------------------------------------------------------------------

City, State and Zip Code            Naples, Florida 34110
                         -------------------------------------------------------

                                     PART II
                             RULES 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
    | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed
[X] |     on or before the 15th calendar day following the prescribed due date;
    |     or the subject quarterly report or transition report on Form 10-Q, or
    |     portion thereof will be filed on or before the fifth calendar day
    |     following the prescribed due date; and
    |
    | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         As reported on Form 8-K filed January 30, 2004 and amended March 30, 2004, during the quarter ended March 31, 2004 the Registrant completed a merger with a privately- held company that resulted in a change in control of the Registrant and the commencement of a new business. As a result, the Registrant experienced delays in gathering certain financial information necessary to ensure the accurate reporting of the information required to be included in its report on Form 10-QSB.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Richard A. Schmidt                        (239)         596-8655
         -----------------------------------------------------------------------
           (Name)                                 (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                _X_ Yes  ___ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                ___ Yes  _X_ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment A.

                           STELLAR TECHNOLOGIES, INC.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    May 18, 2004            By: /s/ Richard A. Schmidt
     --------------------------      -------------------------------------------
                                     Richard A. Schmidt, Chief Executive Officer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).